SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2
(Amendment No. ____)*
Energy Recovery, Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
29270J 10 0
(CUSIP Number)
December 31, 2008
Date of Event which Requires Filing of This Statement
Check the appropriate box to designate the rule pursuant to which this schedule is filed:
☐ RULE 13d-1(b)
☐ RULE 13d-1(c)
☑ RULE 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29270J 10 0	13G	PAGE	2	OF	4 PAGES

1	NAME OF REPORTING PERSON James Medanich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		3,000,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		300,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,000,000

WITH:	8	SHARED DISPOSITIVE POWER

		300,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,300,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	6.6%

12	TYPE OF REPORTING PERSON

	IN

CUSIP NO. 29270J 10 0	13G	PAGE 3 OF 4 PAGES
ITEM 1(a)  NAME OF ISSUER:
 Energy Recovery, Inc.
ITEM 1(b)  ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
 1908 Dolittle Drive, San Leandro, California 94577.
ITEM 2(a)  NAME OF PERSON FILING:
 James Medanich.
ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
 5401 SE Scenic Ln. #201, Vancouver, WA 98661.
ITEM 2(c)  CITIZENSHIP:
 United States of America
ITEM 2(d) TITLE OF CLASS OF SECURITIES:
 Common Shares
ITEM 2(e)  CUSIP NUMBER:
 29270J 10 0
ITEM 3       IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON
                    FILING IS A:

                    Not applicable.
ITEM 4       OWNERSHIP:
 For James Medanich:
 (a) Amount beneficially owned: 3,300,000
 (b) Percent of class: 6.6%
 (c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: 3,000,000
(ii) shared power to vote or to direct the vote: 300,000
(iii) sole power to dispose or to direct the disposition: 3,000,000

(iv) shared power to dispose or to direct the disposition: 300,000
These shares consist of 3,000,000 shares held of record by Mr. Medanich, 130,000 shares held of record by Mr. Medanich and his wife, and 170,000 shares held of record by his wife. Mr. Medanich disclaims beneficial ownership of the 170,000 shares held by his wife, notwithstanding their inclusion for purposes of this Schedule 13G.
ITEM 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
 Not applicable.
ITEM 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
 Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
 Not applicable.

CUSIP NO. 29270J 10 0	13G	PAGE 4 OF 4 PAGES
ITEM 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
 Not applicable.
ITEM 9       NOTICE OF DISSOLUTION OF GROUP
 Not applicable.
ITEM 10     CERTIFICATION
 Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2009

Signature:	/s/ James Medanich
Name/Title: James Medanich, individually